UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    .

On September 21, 2007, ASAT Holdings Limited (the “Company”) announced in a press release that it had received a Nasdaq Staff Determination (“Staff Determination”) letter dated September 17, 2007 indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares are, therefore, subject to delisting. The Company was also notified by Nasdaq at that time that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on The Nasdaq Capital Market.

The Company is filing this Form 6-K to confirm that it has appealed the Staff Determination and has received a hearing date of November 1, 2007 for such appeal. At the hearing, the Company will be required to address the foregoing non-compliance with the Nasdaq listing rules. The Nasdaq’s delisting action has been stayed, pending a final written determination by the Nasdaq Listing Qualifications Panel following the hearing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: September 27, 2007
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer